

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

Via E-mail
Dominick Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, NY 11530

>   **Re: Millennium Healthcare Inc.**
>   **Form 10**
>   **Filed July 25, 2013**
>   **File No. 000-55009**

Dear Mr. Sartorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:
   - Describe how and when a company may lose emerging growth company status; and,

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Item 1 Description of Business, page 3

2. The disclosure in your Description of Business discussion is generic and does not appear to address your actual business in material respects. For example you refer to products and devices you distribute but you do not report any revenues from these activities and do not describe the material terms of your supply and distributorship agreements. Similarly, you refer to your provision of "a full suite of management, administration, support and consulting services to physicians …" without describing the services offered, the material terms of existing arrangements, number of practices under contract, or how your services are designed to comply with applicable regulations, such as the corporate practice of medicine. Please substantially revise to discuss your business, and plans, in the detail required by Item 101 of Regulation S-K. To the extent appropriate, it may be possible to consolidate disclosure from your Management's Discussion and Analysis into your Description of Business.

3. Please clarify the disclosure under Medical Device Distribution to indicate whether you are or will maintain an inventory of products for resale.

4. On page six you disclose that you are a "Business Associate" under certain state and federal laws. Please clarify the activities performed that result in your being a business associate.

5. Please name your supplier. See Item 101(h) of Regulation S-K.

6. You indicate that you have three full-time employees on page nine. On page 26, you indicate you have five executive officers. Please add disclosure to explain and reconcile. If any of your executive officers serve less than full-time, please disclose the time they spend on company business.

7. Please generally describe the nature of your full-time employees.

Risks Related to our Business, page 9

8. Please revise your first risk factor, "The Company's auditor has expressed substantial doubt about our ability to continue as a going concern" to address in quantitative terms your working capital deficit and history of losses to date, or add additional risk factors to address these matters. In addition, please clarify, if true, that your losses to date are not solely a result of "significant losses due to certain debt instruments," but the accounting for these instruments exacerbated existing operating losses.

9. Please add a risk factor addressing your known funding requirements, the absence of available funding, if correct, and the risk if you are unable to obtain funding.

10. Please include a risk factor addressing the potential dilution associated with your outstanding warrants and other convertible securities.

11. Please add a risk factor disclosing your substantial reliance on third party providers, if appropriate. For example, we note that "the Company's order fulfillment is handled by a contracted provider."

Item 2 Financial Information, page 13

12. The Company Overview on page 13 indicates that you distribute "revolutionary" medical devices and equipment, also provide physician practice administration, and, in addition provide support and services (emphasis added). Based on your operations to date, it appears that vascular physician practice administration constitutes the majority of your revenues and operations and that you have not distributed any products. Please revise to emphasize your current operations and fully explain in your Business section the products you intend to distribute as "revolutionary."

Critical Accounting Policies and Estimates, page 15

13. We note the disclosure on page 15 under Convertible Instruments that the "discount to the face value of the debt instrument is amortized through periodic charges …" To the extent material, please clarify the practical impact of this both here and in your Liquidity and Capital Resources discussion. It is unclear, for example, whether the notes and other debts presented on the balance sheet reflect your actual cash repayment obligations.

Results of Operations, page 17

14. Presently your Management's Discussion and Analysis and financial statements reflect that you do not have any cost of revenues associated with your operations. However, footnote two to your financial statements includes more than nominal cost of revenues associated with your operations for the same periods. Please reconcile and, if necessary, revise MD&A to reflect material changes in Cost of Revenues and Gross Profit for each period presented.

15. Please revise to disclose the total number of physician practice management sites and sizes under agreement for each period presented.

Liquidity and Capital Resources, page 23

16. Please address significant changes in your Statement of Cash Flows for the 12 months ended December 31, 2012 in addition to the interim presentation currently provided.

17. Your financial statements as of March 31, 2013 reflect $1.5 million in accounts receivable, an increase of $330,617 since year-end on revenues of $487,833 for the three month period. Please address the increases in accounts receivable balances period to period. Also, in an appropriate location, please address your credit policies, collection and write-off history, and any material concentrations of credit risk.

18. Please disclose your plans to repay current liabilities.

19. Please clarify whether you have any available sources of funding at present. If you do, please disclose the principal terms.

20. Please address the material terms of your outstanding notes, including the cash balance owed, interest rates, due dates, and any provisions that would accelerate your re-payment obligation.

Description of Property, page 25

21. Please expand to disclose the two properties listed at the top of page 15 or explain why disclosure is not required.

Item 6 Executive Compensation, page 29

22. Please revise footnote one to your Summary Compensation table to specifically reference where investors may find a discussion of the assumptions used to calculate the grant date fair value of your stock awards.

Item 8 Legal Proceedings, page 30

23. Please remove the knowledge qualifier.

Item 10 Recent Sales of Unregistered Securities, page 31

24. In reviewing your existing disclosure we note you generally do not name the purchasers or identify the class of purchasers to whom the securities were sold, do not disclose the value of the consideration received, and do not discuss the facts relied upon in support of your claimed exemption. Please substantially revise your disclosure to address the requirements of Item 701 of Regulation S-K for each transaction listed.

Item 11 Description of Registrant's Securities to be Registered, page 36

25. Please revise to briefly address the total number of shares issuable upon conversion of your outstanding convertible securities, broken down by exercise price.

Consolidated Statements of Operations, pages F-3 and F-46

26. We note that your cost of revenues is zero in each period presented, which appears to be inconsistent with your segment information disclosed on pages F-16 and F-59. Please revise your disclosures throughout the filing for consistency. After you have made any necessary revisions, please disclose in a footnote the types of amounts included in cost of revenues related to the revenues you have generated in your Coding and Vascular segments. Please also note that you may not present gross profit, if it does not include an appropriate allocation of depreciation and amortization. Refer to SAB Topic 11:B.

Note 2 - Summary of Significant Accounting Policies
Segment Information, pages F-15 and F-58

27. Please disclose in your segment footnote the types of amounts included in Corporate and not allocated to your segments.

Note 5 - Acquisitions, pages F-20 and F-64

28. We note that you issued shares of common stock to acquire Millennium Healthcare Solutions Inc. and Premier Technology Resources LLC in 2011. Please tell us how you determined the fair values of your common shares issued for the business acquisitions.

Note 12 - Commitments, pages F-38 and F-77

29. We note that you entered into facility lease agreements in 2011 and 2012. Please revise your disclosure to provide the information required by FASB ASC 840-20-50-2.

Exhibits

30. Several of your exhibits, such as exhibits 3.1 to 3.11, 3.13, 10.1 to 10.14, 10.25, 10.26, and 10.28 to 10.32 are filed in an improper electronic format. Please revise to file all exhibits in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director